

August 25, 2022

Zhixin Liu
Chief Executive Officer
Datasea Inc.
20th Floor, Tower B, Guorui Plaza
1 Ronghua South Road, Technological Development Zone
Beijing, People's Republic of China 100176

> **Re: Datasea Inc.**
> **Form 10-K for fiscal year ended June 30, 2021**
> **Filed September 28, 2021**
> **File No. 001-38767**

Dear Ms. Liu:

We have reviewed your August 11, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

Form 10-K for the Fiscal Year Ended June 30, 2021

Item 1. Description of Business, page 1

1. We note your response and revised proposed disclosure in response to prior comment 2. Please reconcile for us the Consolidating Statements of Income Information in Exhibit A with the consolidating information presented in the audited financial statements filed with your June 30, 2021 Form 10-K. In addition, address the following in relation to your response:
   - Regarding "Cost of Revenue - VIE sold inventory that was purchased from WOFE" for fiscal 2021 you explain that the VIE purchased inventory from WOFE and then the VIE sold it to third party customers. Tell us whether the WOFE purchased this inventory from third parties.

- Regarding "Cost of Revenue - VIE sold inventory that was purchased from WOFE" for fiscal 2020 tell us the reason for the increase in the expense compared to your July 18, 2022 proposed disclosure. In addition, tell us where the associated costs are presented in the VIE column.
- You state that "Cost of Revenue - WOFE sold inventory that was purchased from VIE" in fiscal 2020 represents the cost of sales of WOFE and that the WOFE purchased inventory from the VIE, and sold them to third party customers. You do not present Revenue from third parties in the WOFE column for fiscal 2020. Please revise or advise.
- For both fiscal years, explain why there is "Cost of Revenue - WOFE use of label and software that are owned by VIE" in the VIE column that equals the amount of the related revenue. Clarify the nature of the VIE's costs to license its existing intellectual property and software to the WOFE. In addition, tell us where these costs are presented in the WOFE column.

2. We note your response and revised proposed disclosure in response to prior comment 3. Please revise to clarify the form of the RMB7,335,000 cash transfer from the WFOE to the VIE, specifically whether it was a capital contribution, loan, or payment in relation to some other agreement or transaction. In addition, revise to clarify the form of RMB1,640,500 cash transfer from the VIE to the WFOE, specifically whether this was a repayment of a loan or payment in relation to some other agreement or transaction. In this regard we refer to your July 18, 2022 response to comment 5 that there were no service fees recognized pursuant to the Operation and Intellectual Property Service Agreement due to continuous loss of the VIE.

You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Huan Lou